575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Evan L. Greebel evan.greebel@kattenlaw.com 212.940.6383 direct 212.894.5883 fax

August 29, 2011

Via EDGAR and Federal Express

Ethan Horowitz Branch Chief Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549

Re:	Tanke Biosciences Corporation Item 4.02 Form 8-K Filed August 8, 2011 File No. 000-53529

Dear Mr. Horowitz:

Set forth below is the response on behalf of Tanke Biosciences Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 10, 2011 (the “Comment Letter”) concerning the referenced Current Report on Form 8-K which was filed with the Commission on August 8, 2011.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

1.
We note your response to prior comment one in our comment letter dated August 16, 2011. Please tell us how you have considered the guidance per FASB ASC 805-50-45 and 810-10-30 in the analysis of your accounting for the agreements between Guangzbou Kanghui Agricultural Technology Co., Ltd. and Guangzhou Tanke Industry Co., Ltd.

Regarding ASC 805-50-45 and ASC 810-10-30, these get at the issue of common control. Following is a graphic representation of the entities in question as of January 3, 2011.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

The United States Securities and Exchange Commission
August 29, 2011

On February 9, 2011, China Flying consummated a reverse merger into Greyhound Commissary, Inc. such that Greyhound acquired China Flying, and Golden Genesis received approximately 82% of the Greyhound shares.

As part of the reverse merger, the Tanke Shareholders entered into option agreements and received the right to acquire the Greyhound shares owned by Golden Genesis over a three year period. This option vests annually and 1/3 of the shares are subject to the option each year. The first time the Tanke Shareholders can buy the shares of common stock in Greyhound held by Golden Genesis is December 31, 2011.

However, as of January 3, 2011, Ms. Wong, through China Flying and Kanghui Agricultural, its wholly owned subsidiary, had legal and operational control of Guangzhou Tanke.

The United States Securities and Exchange Commission
August 29, 2011

Prior to January 3, 2011, the Tanke Shareholders had legal and operational control over Guangzhou Tanke. Following January 3, 2011, as a result of the execution of the VIE Agreement, the Tanke Shareholders did not have such control. We have also performed an analysis as to whether and when to consolidate Guangzhou Tanke into Kanghui Agricultural, and determined that the transaction meets the requirements for consolidation under ASC 810, with reference therein to ASC 805.

Although the Tanke Shareholders had no control following the events of January 3, 2011, we have determined that the Tanke Shareholders should be deemed to be promoters (as contemplated under SAB Topic 5G) because we expect them to eventually exercise their options as they vest.

In addition, as a result of the timing of the reverse merger into Greyhound (an event we equate to an IPO for this purpose) we are relying on SAB Topic 5G in determining the appropriate treatment of the combination of Guangzhou Tanke into Kanghui Agricultural. Specifically, we are consolidating the accounts of Guangzhou Tanke using its historical carrying value. If we recorded the net assets at fair value, we would need to record a gain of approximately $25 million, which we believe is inappropriate under these circumstances.

2.
Please provide us with additional detail explaining the conclusion that your accounting treatment for the agreements between Guangzhou Kanghui Agricultural Technology Co., Ltd. and Guangzhou Tanke Industry Co., Ltd. should be modified.

Access to the US capital markets by a Chinese company is challenging due to various  restrictions imposed by the Chinese government. Consequently, creative structures are employed to satisfy both the Chinese requirements, as well as the investors’ requirements. When we originally presented the financial statements, we looked to the structure of the organization over time, not at the date of the actual transactions. Specifically, it is expected that over time, the Tanke Shareholders will obtain control of this organization.

However, upon further review we determined that it is not appropriate to analyze accounting “over time,” but rather we should account for the transactions as they occur. On January 3, 2011, there was a change in control and the Tanke Shareholders no longer controlled Guangzhou Tanke.  As a result of this change of control, Ms. Wong, though China Flying and ultimately Kanghui Agricultural, had control over Guangzhou Tanke.  Due to this change in control, we determined that we should change the presentation to conform to this circumstance.

Please note, we continue to present complete audited financial statements for Guangzhou Tanke because it meets the significant subsidiary test in Reg. S-X, Rule 3-05.   As a result, we are presenting two sets of financial statements instead of the one set we previously presented.

The United States Securities and Exchange Commission
August 29, 2011

In responding to your comments, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan Greebel
Evan L. Greebel

Enclosures

cc:  Suying Li
       Guixiong Qiu
       Howard S. Jacobs, Esq.
       Yue Cao, Esq.